John Hancock Tower, 20th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
May 28, 2014	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR AND HAND DELIVERY	Hong Kong	Shanghai
	Houston	Silicon Valley
Amanda Ravitz, Esq.	London	Singapore
Assistant Director	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             T2 Biosystems, Inc.
Draft Registration Statement on Form S-1
Submitted April 24, 2014
CIK No. 0001492674

Dear Ms. Ravitz:

We are in receipt of the Staff’s letter dated May 21, 2014 with respect to the above-referenced confidential draft Registration Statement on Form S-1 (the “Initial Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of T2 Biosystems, Inc. (“T2” or the “Company”) as set forth below.  Simultaneously with the filing of this letter, T2 is submitting via EDGAR confidential Amendment No. 1 to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), responding to the Staff’s comments and updating the Initial Confidential Registration Statement.  Courtesy copies of this letter and the Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

T2’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.  For ease of reference, we have set forth the Staff’s comments and T2’s response for each item below.

Prospectus Summary, page 1

1.                                      Please expand the disclosure in this section to disclose the amount of your net losses and your accumulated deficit as of December 31, 2013.

T2’s Response:  The Company has revised the disclosure on pages 3 and 4 of the Registration Statement in response to the Staff’s comment.

2.                                      Please expand the disclosure in your summary to clarify the material hurdles, including expected costs, that remain until you can sell a product commercially.  In this regard, you state that you “expect to apply for clearance” from the FDA in the second quarter of 2014, but this does not describe what the clearance process entails, in terms of time and financial resources, from where you currently stand.

T2’s Response:  The Company supplementally advises the Staff that, as described below, on May 27, 2014, the Company submitted a de novo petition to the U.S. Food and Drug Administration, or the FDA, requesting an order authorizing it to market its T2Dx and T2Candida devices under development.  The Company does not expect to incur additional costs or experience material hurdles prior to receiving such an order from the FDA, subject to the FDA’s ongoing review of the Company’s petition.

3.                                      In addition, please clarify here and elsewhere as appropriate, whether you have made any PMA or 510(k) submission to the FDA, since your use of the term “clearance” is not specific.  Also, explain in more detail how you concluded that you would likely get “clearance” in the first half of 2015.

T2’s Response:  The Company has revised the disclosure on pages 1, 67 and elsewhere in the Registration Statement in response to the Staff’s comment.  The Company supplementally advises the Staff that the Company is utilizing the de novo classification process to seek a “Request for Evaluation of Automatic Class III Designation” and obtain marketing authorization from the FDA for its T2Dx and T2Candida devices under development.  This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a pre-market approval application.  In addition, the Company is permitted to request de novo classification without first submitting a 510(k) premarket notification to the FDA.  The Company submitted a de novo petition to the FDA on May 27, 2014.  The FDA is required to review the de novo petition within 120 days.  The Company expects that completion of the de novo review process and pre-commercial launch preparation, including completion of clinical studies and performance of design optimizations, will enable it to launch these products commercially in the United States during the first half of 2015.

4.                                      Please address here, in your business section, and in the risk factors, as appropriate, whether you have data showing that speed of test results is the only or most common reason why initiation of therapy may be delayed.

T2’s Response:  The Company has revised the disclosure on pages 1, 67 and 68 of the Registration Statement in response to the Staff’s comment.  The Company supplementally advises the Staff that, according to a study published in the Journal of Clinical Microbiology in 2010, targeted therapy for patients with bloodstream infections can be delayed up to 72 hours due to the wait time for blood culture results, leading to the conclusion that “more rapid identification of the causative organism would be highly desirable to facilitate targeted treatment in the critical phase of septic illness.”  In another study published in Clinical Infectious Diseases in 2012, the delayed administration of appropriate antifungal therapy associated with higher mortality rates among patients with septic shock attributed to Candida infection and, on that basis, the study concluded that more rapid and accurate diagnostic techniques appear to be needed.

5.                                      Please explain what you mean when you say that your product candidates “can deliver actionable results as fast as three-and-one-half hours.” In particular, to which candidates are you referring? Also, explain why say that they “can deliver” the results that rapidly.  Is this time an average, or something else?

T2’s Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company refers to the T2Candida and T2Bacteria diagnostic panels when it states that each can “deliver actionable results as fast as three-and-one-half hours.”  Specifically, both of these product candidates (the Company uses the term ‘product candidates’ until receipt of an order authorizing it to market its products permits the use of the term ‘product’) can identify or report the absence of a specific pathogen within that time frame. These are actionable results because by identifying specific Candida or bacteria species, both product candidates enable a physician to deliver targeted therapy. Further, when the results are negative, the use of ineffective therapies can also be averted. This timeframe is the fastest time-to-result for the T2Candida and T2Bacteria diagnostic panels, not the average. Based on results from the Company’s recently completed pivotal clinical trial for T2Candida, the fastest time-to-result is three hours, not three-and-one-half hours, and the Company advises the Staff that it has updated the disclosure on pages 1, 68, 74 and 81 of the Registration Statement accordingly.

6.                                     Please expand the disclosure in the last sentence on page 1 and in the last paragraph on page 71 to state when the study was published in the American Journal of Respiratory and Critical Care Medicine.

T2’s Response:  The Company has revised the disclosure on pages 1 and 68 of the Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 4

7.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

T2’s Response:

The Company supplementally advises the Staff that it commenced “testing the waters” meetings with potential investors on May 28, 2014.  The Company is supplementally providing to the Staff a copy of the presentation that the Company is using in these meetings.  The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the first sentence of the Staff’s comment. The Company further advises the Staff that at present it is not aware of any research reports of the type referenced in the second sentence of the Staff’s comment. If, following the date of this letter, any such reports are published or distributed, the Company will supplementally provide such communications to the Staff.

Use of Proceeds, page 45

8.                                      Please disclose the portion of the proceeds that you intend to use for each of the purposes mentioned in the third paragraph on page 45.

T2’s Response:  The Company has revised the disclosure on page 46 of the Registration Statement in response to the Staff’s comment and supplementally advises the Staff that it will further update the disclosure when the proposed aggregate offering amount is determined.

Capitalization, page 46

9.                                      Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

T2’s Response:  The Company has revised the disclosure on page 48 of the Registration Statement in response to the Staff’s comment.

10.                               We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all outstanding shares of your preferred stock into shares of common stock.  We further note from page F-28 that such automatic conversion occurs either upon the closing of an offering meeting certain criteria or upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock.  Please explain to us why you believe these pro forma adjustments are factually supportable.  Tell us whether you presently expect the offering to meet the criteria that the public offering price be equal to or exceeding $12.4211 per share and gross proceeds of the offering be not less than $40,000,000.  If you instead have concluded that the automatic conversion will be triggered by the written consent of the holders of a majority of the outstanding shares of preferred stock, tell us your basis for this conclusion.  If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

T2’s Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has concluded that the conversion of the preferred stock into common stock upon completion of the offering will occur either through the satisfaction of predetermined conditions or the consent of the requisite holders of the preferred stock.  The Company respectfully submits to the Staff that by the time at which the Registration Statement is declared effective and the offering is priced, it will have determined that all outstanding shares of preferred stock will be converted into shares of common stock upon the closing of the offering, either through the satisfaction of the conditions for automatic conversion of the preferred stock set forth in the Company’s Restated Certificate of Incorporation or, as specifically permitted by the Company’s Restated Certificate of Incorporation, through the receipt of the consent of the requisite holders of preferred stock, since the offering will not be able to proceed without such assurances.  As such, the Company believes it is appropriate to present pro forma adjustments related to the conversion of preferred stock to shares of common stock in the Registration Statement, as is customary in initial public offerings.

Clinical Utility, page 72

11.                               We note that your summary appears to include some numeric results from your “pivotal clinical trial.” Please explain how your disclosure here relates to that summary information and how you will use the results of the trial to support your FDA application.

T2’s Response:  The Company acknowledges the Staff’s comment and advises the Staff that the numeric results referenced in the first sentence of the comment is data that the Company submitted to the FDA to support its petition for de novo classification to obtain marketing authorization for T2Dx and T2Candida.  The design of the trial was part of the pre-submission communications with the FDA.  The study was designed to evaluate the sensitivity and specificity of the T2Candida diagnostic panel on the T2Dx instrument.  The results of the trial demonstrated that the T2Candida can detect cellular targets at limits of detection as low as one colony forming unit per milliliter and at high levels of specificity and sensitivity when running on the T2Dx instrument.  The Company provided this data to the FDA as part of the necessary effectiveness evidence for T2Dx and T2Candida to support a de novo petition.

12.                               Please revise the disclosure related to the table at the bottom of page 73 so that the information can be understood by an investor not in your industry.  In making these revisions, please explain or define terms like “krusei.”

T2’s Response:  The Company has revised the disclosure on page 77 of the Registration Statement in response to the Staff’s comment.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

13.                               We note that you plan to file a request for confidential treatment for portions of exhibits to your draft registration statement.  We will provide any comments on your request separately.

T2’s Response:  The Company acknowledges the Staff’s comment.

14.                               We note that you refer in Item 16(b) to Rule 24b-2 under the Securities Exchange Act of 1934.  Please revise to refer instead to Rule 406 of the Securities Act of 1933.

T2’s Response:  The Company has revised the disclosure on page II-5 of the Registration Statement in response to the Staff’s comment.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:                                Tom Jones, Securities and Exchange Commission

John McDonough, T2 Biosystems, Inc.

Johan V. Brigham, Latham & Watkins LLP

Brent B. Siler, Cooley LLP

Divakar Gupta, Cooley LLP